UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 2)

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  August 28, 2019

ASHFORD INC.

(Exact name of registrant as specified in its charter)

Maryland	001-36400	82-5237353
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification Number)

14185 Dallas Parkway, Suite 1100 Dallas, Texas	75254
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (972) 490-9600

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒                                  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AINC	NYSE American LLC

EXPLANATORY NOTE

This Amendment No. 2 on Form 8-K/A (the “Form 8-K/A”) amends the Current Report on Form 8-K filed by Ashford Inc., a Maryland corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on June 3, 2019 (as amended by the Form 8-K/A filed on July 19, 2019, the “Original Form 8-K”). This Form 8-K/A is being filed solely for the purpose of disclosing the Second Amendment to the Combination Agreement (“Second Amendment”) dated as of August 28, 2019.

The Second Amendment provides that the direct costs, fees and expenses incurred in connection with the hiring (including third party placement fees) and compensation of the Chief Investment Officer of Remington from the date of hire until (x) the closing date of the Combination Agreement or (y) the termination of the Combination Agreement, as applicable (the “Remington CIO Expenses”), will be included as a positive adjustment in the calculation of working capital under the Combination Agreement (as defined below). The Second Amendment further provides that the Company will pay the Remington CIO Expenses to the Remington WC Parties (as defined below) if the Combination Agreement is terminated by the Company under certain circumstances.

No other modifications to the Original Form 8-K are being made by this Form 8-K/A. This Form 8-K/A speaks as of the original filing date of the Original Form 8-K, does not reflect any other events that may have occurred subsequent to the original filing date and does not modify or update in any way disclosures made in the Original Form 8-K, except as otherwise set forth in this Form 8-K/A.

In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, the complete text of Items 1.01, 3.02 and 9.01 of the Original Form 8-K, as amended by this Form 8-K/A, which form a part of, and should be read together with, the Original Form 8-K, are set forth below.

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On May 31, 2019, Ashford Inc., a Maryland corporation (the “Company”), entered into a Combination Agreement (as subsequently amended by the First Amendment thereto dated July 17, 2019, the “Combination Agreement”) with Mr. Monty J. Bennett and Mr. Archie Bennett, Jr., the Company’s Chairman and Chief Executive Officer and his father, respectively (collectively, the “Bennetts”); Remington Holdings, L.P., a Delaware limited partnership (“Remington”); Remington Holdings GP, LLC, a Delaware limited liability company and the general partner of Remington (the “General Partner”, and together with the Bennetts and Remington, the “Remington Parties”); MJB Investments, LP (“MJB Investments”); solely for the purpose of conveying his Class B limited partnership interests in Marietta Leasehold LP, a Delaware limited partnership (“Marietta”), James L. Cowen; solely for the purpose of conveying his Class B limited partnership interests in Marietta, Jeremy J. Welter; Ashford Nevada Holding Corp., a Nevada corporation and wholly owned subsidiary of the Company (“New Holdco”); and Ashford Merger Sub Inc., a Maryland corporation and wholly owned subsidiary of New Holdco (“Merger Sub” and, together with the Remington Parties, MJB Investments, James L. Cowen, Jeremy J. Welter and New Holdco, collectively, the “Parties”).

On July 17, 2019, the Parties entered into the First Amendment to the Combination Agreement for the purpose of amending the voting limitations set forth in the Form of Investor Rights Agreement, which is Exhibit A to the Combination Agreement.

On August 28, 2019, the Parties entered into the Second Amendment to the Combination Agreement for the purpose of including the Remington CIO Expenses as a positive adjustment in the calculation of working capital and requiring the Company to pay the Remington CIO Expense to the Remington WC Parties if the Company terminates the Combination Agreement under certain circumstances.

Relationships Among the Parties

The Company serves as the advisor to Ashford Hospitality Trust, Inc., a Maryland corporation (“Ashford Trust”), and Braemar Hotels & Resorts Inc., a Maryland corporation (“Braemar”). Ashford Trust and Braemar are real estate investment trusts listed on the New York Stock Exchange. Each of the Company, Ashford Trust and Braemar is a party to an amended and restated mutual exclusivity agreement with Remington Lodging & Hospitality, LLC, a Delaware limited liability company (“Remington L&H”), a property management company owned by the Bennetts and a wholly owned subsidiary of Remington, pursuant to which each of such parties has agreed, subject to certain terms and conditions, to utilize Remington L&H to provide property management services for all hotels, if any, that the Company, Ashford Trust and Braemar, respectively, may acquire, as well as for all hotels that future companies advised by the Company may acquire.

Mr. Monty J. Bennett serves as Chairman of the Board of Directors of the Company (the “Board”) and Chief Executive Officer of the Company. He also serves as Chief Executive Officer of Remington L&H and Chairman of the Board of Ashford Trust and Braemar. Mr. Archie Bennett, Jr. is the Chairman of Remington and the Chairman Emeritus of Ashford Trust. Each of Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. owns, directly or indirectly, a 50% limited partnership interest in Remington and a 50% general partnership interest in Remington.

Marietta is the lessee of the Hilton Atlanta/Marietta Hotel and Conference Center, which is managed by Remington L&H pursuant to a management agreement between Remington L&H and Marietta. Remington, through its ownership of Marietta Leasehold GP LLC, owns all of the general partnership interests in Marietta, and Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. own, directly or indirectly, all of the Class A limited partnership interests in Marietta. Mr. James L. Cowen and Mr. Jeremy J. Welter own all of the Class B limited partnership interests in Marietta (other than certain Class B limited partnership interests that will be acquired by Remington prior to the consummation of the Transactions (as defined below)). Mr. James L. Cowen is the general counsel of Remington and Mr. Jeremy J. Welter is the Co-President and Chief Operating Officer of the Company and the Chief Operating Officer of Ashford Trust and Braemar.

As of May 31, 2019, Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. beneficially own, or otherwise control, directly or indirectly, (i) 777,765 shares of common stock of the Company (excluding 202,906 shares of common stock reserved for issuance to them, in the aggregate, pursuant to the Company’s deferred compensation plan and including 462,206 shares of common stock issuable in respect of options held by Mr. Monty J. Bennett, 195,000 of which are vested and the remainder of which will vest, if at all, three years from the date of grant), which represents approximately 26.5% of the outstanding common stock of the Company and (ii) 7,800,000 shares of the Series B Cumulative Convertible Preferred Stock, par value $25 per share, of the Company (the “Series B Convertible Preferred Stock”), which is convertible (at a conversion price of $140 per share) into an additional approximate 1,392,858 shares of common stock of the Company, which if exercised as of May 31, 2019 would have increased Mr. Monty J. Bennett’s and Mr. Archie Bennett, Jr.’s direct or indirect beneficial ownership interest in the Company (immediately after such exercise) to approximately 50.2% of the then outstanding common stock. The Series B Convertible Preferred Stock is entitled to vote alongside the voting common stock of the Company on an as-converted basis, subject to provisions of an existing investor rights agreement dated August 8, 2018 (the “Existing IRA”), which generally provide that, to the extent that the voting power of the voting securities beneficially owned by the Bennetts (and certain other holders) exceeds 25% of the combined voting power of all of the outstanding voting securities of the Company entitled to vote on any given matter (the shares with voting power in excess of such 25%, the “Excess Shares”), then the Bennetts (and such other holders) will vote shares with a voting power equal to the voting power of the Excess Shares in the same proportion as the holders of voting securities of the Company vote their shares with respect to such matters, inclusive of the voting securities voted by the Bennetts (and such other holders).

Mr. Monty J. Bennett owns all of the equity interest in MJB Investments, which holds his indirect 50% limited partnership interest in Remington and his indirect interest in 50% of the Class A limited partnership interests in Marietta.

Combination Agreement

Under the terms of the Combination Agreement, the Company, through New Holdco, will acquire (i) the issued and outstanding limited partnership interests of Remington, (ii) the issued and outstanding membership interests of the General Partner, (iii) the issued and outstanding Class A limited partnership interests of Marietta and (iv) the issued and outstanding Class B limited partnership interests of Marietta owned by Mr. James L. Cowen and Mr. Jeremy J. Welter (collectively, the “Transferred Securities”). At the closing of the transactions contemplated by the Combination Agreement (collectively, the “Transactions”), and as a single plan of exchange that includes the Merger (as defined below) and the transactions contemplated by the Remington Contribution Agreement (as defined below), (i) the Company will cause the merger (the “Merger”) of Merger Sub with and into the Company pursuant to the terms of the Merger Agreement and Registration Rights Agreement, dated as of the Closing (the “Merger Agreement”), among the Company, New Holdco, Merger Sub, the Bennetts and the other parties thereto, whereby the Company will survive and become a wholly owned subsidiary of New Holdco and (ii)  contemporaneously with the consummation of the Merger, the Bennetts, MJB Investments, Mr. James L. Cowen and Mr. Jeremy J. Welter will transfer to New Holdco, all of their respective right, title and interests in the Transferred Securities pursuant to a Contribution Agreement, dated as of the closing (the “Remington Contribution Agreement”), among such parties and New Holdco and will receive the consideration provided in the Combination Agreement (as described below).

In the Merger, among other things, (i) each share of common stock, par value $0.01 per share, of the Company outstanding immediately prior to the effective time of the Merger will be converted into one share of common stock, par value $0.001 per share, of New Holdco and (ii) each share of Series B Convertible Preferred Stock of the Company outstanding immediately prior to the effective time of Merger will be converted into one share of Series D Convertible Preferred Stock, par value $0.001 per share, of New Holdco (“Series D Convertible Preferred Stock”). In addition, in consideration for the contribution of the Transferred Securities to New Holdco, the respective holders thereof will receive aggregate consideration (the “Aggregate Consideration”) of $275,000,000 in the form of 11,000,000 shares of Series D Convertible Preferred Stock with a value agreed by the parties to the Combination Agreement of $25 per share.

As a result of the foregoing, immediately after the closing of the Transactions, (i) New Holdco will wholly own, directly or indirectly, (a) the Company, (b) Remington and the General Partner and (c) Marietta and its general partner, and each of their respective subsidiaries and (ii) assuming that neither Mr. Monty J. Bennett nor Mr. Archie Bennett, Jr. acquires or disposes of any shares of Series B Convertible Preferred Stock beneficially owned, or otherwise controlled, directly or indirectly, as of May 31, 2019, Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. will beneficially own, directly or indirectly, 18,758,600 shares of the Series D Convertible Preferred Stock, which initially will be convertible (at a conversion price of $117.50 per share) into approximately 3,991,191 shares of common stock of New Holdco (in addition to the shares of common stock of New Holdco such persons will own as a result of the exchange in the Merger of the common stock of the Company for the common stock of New Holdco as described above). Assuming that (x) the number of shares of common stock of the Company issued and outstanding immediately prior to the effective time of the Merger is equal to the number of shares of common stock of the Company issued and outstanding as of May 31, 2019, (y) neither Mr. Monty J. Bennett nor Mr. Archie Bennett, Jr. acquires or disposes of any shares of common stock of the Company or Series B Convertible Preferred Stock from May 31, 2019 to immediately prior to the effective time of the Merger and (z) such 18,758,600 shares of the Series D Convertible Preferred Stock were converted (at $117.50 per share) immediately after the effective time of the Merger, then Mr. Monty J. Bennett and Mr. Archie Bennett, Jr.’s direct or indirect beneficial ownership interest in New Holdco (immediately after the closing of the Transactions and such exercise) would be approximately 68.9% of the then outstanding common stock of New Holdco. As described in more detail below, if the closing of the Transactions occurs, the Series D Convertible Preferred Stock will be entitled to vote alongside the voting common stock of New Holdco on an as-converted basis, subject to provisions of the Investor Rights Agreement (as defined below), which upon closing will supersede and replace the Existing IRA, which generally provide that, to the extent that the voting power of the voting securities of New Holdco beneficially owned by the Bennetts and the other parties to the Investor Rights Agreement (and certain permitted transferees) exceeds 40% of the combined voting power of all of the outstanding voting securities of New Holdco entitled to vote on any given matter (the shares with voting power in excess of such 40%, the “New Holdco Excess Shares”), then the Bennetts and such other parties will vote shares with a voting power equal to the voting power of the New Holdco Excess Shares in the same proportion as the holders of voting securities of New Holdco vote their shares with respect to such matters.

In the event the closing of the Transactions occurs, New Holdco will also pay or assume up to $4,100,000 of (i) all transaction expenses incurred or funded by Mr. Archie Bennett, Jr. and MJB Investments (the “Remington WC Parties”), Mr. Monty J. Bennett and the General Partner, Remington and its subsidiaries (the General Partner, Remington and its subsidiaries, collectively, the “Remington Companies”) (in each case, on behalf of themselves or their affiliates), including, among other things, one half of all filing and other similar fees payable in connection with any filings or submissions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any transfer tax incurred in connection with the Remington Contribution Agreement, and (ii) bonus and other payments (including applicable taxes in respect thereof) made to employees and agents of the Remington Companies in connection with the closing (collectively, the “Transaction Expenses”).

The Board (other than Mr. Monty J. Bennett and Mr. J. Robison Hays, III, who recused themselves), acting upon the unanimous recommendation of a special committee consisting of disinterested and independent directors (the “Special Committee”), unanimously (i) determined that the Merger and the other Transactions were advisable, fair to and in the best interests of the Company and its stockholders (other than the Bennetts), (ii) approved and adopted the Combination Agreement, the other Transaction Documents (as defined in the Combination Agreement) and the Transactions and (iii) recommended that the Company’s stockholders vote to approve the Merger and the other Transactions. The Special Committee’s recommendation and the Board’s action were based in part on a fairness opinion issued to the Special Committee by Janney Montgomery Scott LLC to the effect that, subject to the assumptions, qualifications and limitations relating to such opinion, as of May 28, 2019, the Aggregate Consideration and the payment of the Transaction Expenses to be paid by New Holdco pursuant to the Combination Agreement is fair, from a financial point of view, to New Holdco.

Stockholders of the Company will be asked to vote in favor of proposals to approve (i) the Merger and the other transactions contemplated by the Combination Agreement and the Merger Agreement and (ii) the issuance of the Series D Convertible Preferred Stock to the Bennetts, MJB Investments, Mr. James L. Cowen and Mr. Jeremy J. Welter, in each case at a meeting of the Company’s stockholders that will be held on a date to be announced. Stockholder approval is required under the rules of NYSE American LLC (the “NYSE American”), on which the Company’s common stock is listed for trading, Maryland law and the terms of the Combination Agreement, and provisions of the Company’s charter (the “Required Stockholder Vote”), as described below:

The vote required to approve the Merger and the other transactions contemplated by the Combination Agreement and the Merger Agreement is:

(i)                                     the affirmative vote of a majority of the issued and outstanding voting power of the Company’s voting stock (taking into account the Series B Convertible Preferred Stock on an as-converted basis) in accordance with Section 2-507 of the Maryland General Corporation Law (“MGCL”);

(ii)                                  the affirmative vote of the holders of at least 55% of the outstanding shares of the Company’s Series B Convertible Preferred Stock as required by the Company’s Articles Supplementary governing the Series B Convertible Preferred Stock; and

(iii)                               the affirmative vote of a majority of the issued and outstanding voting power of the Company’s voting stock (taking into account the Series B Convertible Preferred Stock on an as-converted basis) that is not beneficially owned by the Bennetts, MJB Investments or the Trusts (as defined below) (provided that, for purposes of this clause (iii), the Company’s voting stock that is owned of record by Ashford Trust or Braemar shall not be deemed to be beneficially owned by the Bennetts, MJB Investments or the Trusts so long as the decision to vote such shares on the Merger and the other transactions contemplated by the Combination Agreement and the Merger Agreement is solely determined by the members of the board of directors of Ashford Trust or Braemar, respectively, who are independent within the meaning of applicable rules of the NYSE American (or any exchange on which the common stock is listed on the record date for the stockholder meeting) and do not have a material financial interest within the meaning of Section 2-419 of the MGCL in the transactions contemplated by the Combination Agreement and the Merger Agreement (or a duly appointed board committee consisting only of such independent and disinterested board members)).

The vote required to approve the issuance of the Series D Convertible Preferred Stock to the Bennetts, MJB Investments, Mr. James L. Cowen and Mr. Jeremy J. Welter is the affirmative vote of a majority of the issued and outstanding voting power of the Company’s voting stock (taking into account the Series B Convertible Preferred Stock on an as-converted basis) represented in person or by proxy at the stockholder meeting.

Each party’s obligation to consummate the Transactions is subject to certain conditions, including among other things (i) the absence of any legal restraint with respect to the Transactions, (ii) the expiration or earlier termination of the waiting period applicable to the Transactions under the HSR Act, (iii) the accuracy of the other party’s representations and warranties contained in the Transaction Documents (subject to certain qualifiers, as applicable), (iv) the Remington Contribution Agreement and the Hotel Services Agreement (each as defined below) being in a form and substance reasonably satisfactory to the Company and the Bennetts, (v) the other party’s compliance in all material respects with its covenants and agreements contained in the Transaction Documents, (vi) the Required Stockholder Vote having been obtained, (vii) that the Transactions would not give rise to termination, penalty or similar rights of any counterparty of the Company and certain of its affiliates or Remington and certain of its affiliates, under any material agreement pursuant to which such parties provide services, (viii) the receipt by the Company, that at a confidence level of “more likely than not” or higher, of an opinion of counsel that for federal income tax purposes the status of Ashford Trust, Braemar and any other real estate investment trust then being advised by the Company as real estate investment trusts within the meaning of Section 856(a) of the Internal Revenue Code of 1986, as amended (the “Code”), would not be adversely affected in any material respect as a result of the conveyance of the Transferred Securities by Archie Bennett, Jr., Mr. James L. Cowen and Mr. Jeremy J. Welter, and MJB Investments to New Holdco; (ix) the receipt of a private letter ruling from the Internal Revenue Service that Ashford Hospitality Services LLC, a subsidiary of the Company, will not fail to qualify as an “eligible independent contractor” within the meaning of Code Section 856(d)(9)(A) with respect to specified clients solely as a result of (a) Ashford Hospitality Services LLC being a brother-sister affiliate of Ashford Hospitality Advisors LLC, or (b) the taxable REIT subsidiaries (within the meaning of Code Section 856(l)) of such clients receiving specified incentives from Ashford Hospitality Advisors LLC and (x)  the completion of the divestiture by Ashford Trust and Braemar of their securities of the Company in a manner that complies with the private letter ruling.

The Company’s obligation to close is also conditioned on, among other things, (i) there not having occurred a Remington Material Adverse Effect (as defined in the Combination Agreement) with respect to Remington, (ii) the receipt of required contractual consents, (iii) the delivery by Remington to the Company of a release and termination agreement from Mark A. Sharkey with respect to all of his rights, title and interest in and to the Marietta limited partnership interests and evidence that Remington directly or indirectly owns all of the Marietta Class B limited partnership interests formerly owned by Mark A. Sharkey, (iv) either:  (a) Remington directly or indirectly (through one or more wholly-owned subsidiaries) owning 100% of the equity interests in Remington Hotel Corporation (“RHC”); (b) the Bennetts agreeing to cause 100% of the equity interests in RHC to be transferred to New Holdco pursuant to the Remington Contribution Agreement; or (c) one or more Remington Companies or the Company or its subsidiaries having entered into subleases or lease assignments with RHC, reasonably satisfactory to RHC and the Remington Parties, with respect to all real property leased by Remington Hotel Company and used by the Remington

Companies as of the Closing and (v) the receipt by the Company of an opinion of New Holdco’s tax advisors, at a confidence level of “more likely than not” or higher, that for U.S. federal income tax purposes: (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code or an exchange under Section 351 of the Code (in connection with the Remington Contribution Agreement); and (b)  no gain or loss will be recognized by the holders of Company common stock as a result of the Merger with respect to their exchange of shares of Company common stock for New Holdco common stock pursuant to the Merger.

The obligation of the Bennetts and the Remington Companies to close is also conditioned on, among other things, (i) there not having occurred an AINC Material Adverse Effect (as defined in the Combination Agreement) with respect to the Company, (ii) the receipt of an appraisal satisfactory to them to the effect that the value of a share of Series D Convertible Preferred Stock does not exceed $25, (iii) the receipt of required contractual consents, and (iv) the receipt by the Bennetts of an opinion of their tax counsel at a confidence level of “more likely than not” or higher that for federal income tax purposes (a) the exchange on the closing date of the Combination Agreement by Mr. Archie Bennett, Jr., Mr. Monty J. Bennett and MJB Investments of the Transferred Securities for Series D Convertible Preferred Stock under the Combination Agreement and the Remington Contribution Agreement, in connection with the Merger, will qualify as an exchange under Section 351 of the Code; (b) the Series D Convertible Preferred Stock will not be treated as nonqualified preferred stock (within the meaning of Section 351(g) of the Code) as of the closing date of the Combination Agreement; and (c) the Bennetts will not recognize any taxable gain or income as a result of the exchange by Mr. Archie Bennett, Jr., Mr. Monty J. Bennett and MJB Investments of the Transferred Securities for Series D Convertible Preferred Stock on the closing date of the Combination Agreement under the Combination Agreement and the Remington Contribution Agreement or the exchange by Mr. Archie Bennett, Jr. and MJB Investments of Series B Convertible Preferred Stock for Series D Convertible Preferred Stock on the closing date pursuant to the Merger.

The Bennetts and the Company have each made representations and warranties and covenants in the Combination Agreement. The representations and warranties survive for eighteen months after closing of the Combination Agreement, except that specified fundamental representations of the parties survive indefinitely. The representations and warranties of the Bennetts with respect to environmental and employee benefit matters survive for the period of the respective statute of limitations plus three months, and the parties’ representations and warranties with respect to tax related matters survive for the period of the statute of limitations plus six months. Excepting breaches of fundamental representations and warranties and certain related matters, a party is not liable for breaches of representations and warranties until the aggregate amount of all damages suffered by the other party exceeds $5 million, in which event the breaching party is liable from the first dollar. Except for breaches of fundamental representations and warranties and certain tax related matters, the aggregate liability of a party for damages is $41.6 million. The aggregate liability of a party for damages is $275 million for all breaches of representations and warranties; provided, that in no event will MJB Investments or any member of the Special Committee of the Company have any liabilities with respect to any representations or warranties under the Combination Agreement. The Bennetts will satisfy obligations for breaches of warranties, if any, in shares of Series D Convertible Preferred Stock, valued at $25 per share.

The Combination Agreement provides that New Holdco shall pay the Remington WC Parties, or the Remington WC Parties shall pay New Holdco, the amount by which working capital (which includes, among other items, a positive adjustment for the Remington CIO Expenses) of the Remington Companies at closing exceeds or is less than, respectively, a working capital target equal to $1,000,000.  The Combination Agreement also includes provisions pursuant to which the Remington WC Parties will be entitled to a pro rated portion of the aggregate annual incentive management fees payable to Remington, pursuant to hotel management agreements to which it is a party, with respect to the year in which the closing of the Transactions occurs (the “Pro Rated Year”), and the Remington WC Parties will bear a pro rated portion of the aggregate amount of corporate bonuses paid by Remington with respect to the Pro Rated Year, in each case based on (i) the number of days from January 1 of the Pro Rated Year through and including the date of closing of the Transactions and (ii) 365.

The Combination Agreement provides that, prior to the closing of the Transactions, the Bennetts, MJB Investments and New Holdco will enter into a hotel services agreement (the “Hotel Services Agreement”), pursuant to which New Holdco will provide specified hotel project management and hotel property management services to any hotel in which the Bennetts, in the aggregate, directly or indirectly (other than through their ownership of interests in Ashford Trust and Braemar) own at least a 5% interest, in exchange for fees in an amount equal to the cost of such services provided plus 5%, for a stated term that will end no earlier than the first date that neither of the Bennetts are then living.

The Remington Companies and the Bennetts are subject to “no-shop” restrictions on their respective ability to solicit alternative acquisition proposals regarding Remington from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding alternative acquisition proposals.

The Company is also subject to “no-shop” restrictions on its ability to solicit acquisition proposals regarding the Company from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding alternative acquisition proposals. Notwithstanding these restrictions, prior to the Required Stockholder Vote, the “no-shop” provision is subject to a customary “fiduciary-out” provision that allows the Company, under certain circumstances and in compliance with certain procedures, to provide information to and participate in discussions and engage in negotiations with third parties with respect to an acquisition proposal that the Board determines constitutes or could be expected to lead to an AINC Superior Proposal (as defined in the Combination Agreement). Prior to the Required Stockholder Vote, the Board or the Special Committee may exercise a termination right in order to accept an AINC Superior Proposal, but only if the Company has first negotiated in good faith with the Remington Parties to adjust the terms of the Combination Agreement so that such acquisition proposal no longer constitutes an AINC Superior Proposal, and complied with certain other conditions (including the payment to the Remington WC Parties of a $5,500,000 termination fee, plus expenses (the “Termination Fee”)). In addition, prior to the Required Stockholder Vote, the Board may exercise a termination right in response to an AINC Intervening Event (as defined in the Combination Agreement), but only if the Company has first negotiated in good faith with the Bennetts to adjust the terms of the Combination Agreement so that there is no longer a basis for such change, and complied with certain other conditions (including the payment to the Remington WC Parties of the Termination Fee). The Combination Agreement contains other termination rights for both the Company and the Bennetts, including the right of either party to terminate the Combination Agreement if the conditions to the Transactions will not be satisfied by December 31, 2020. The Combination Agreement also provides that if the Company exercises certain of its termination rights, then the Company will pay the Remington WC Parties for the Remington CIO Expenses.

Terms of Series D Convertible Preferred Stock

The Certificate of Designation establishing the terms of the Series D Convertible Preferred Stock (the “Certificate of Designation”) to be issued in exchange for the Series B Convertible Preferred Stock in the Merger, and issued in exchange for the Transferred Securities pursuant to the Combination Agreement, will provide that each share of Series D Convertible Preferred Stock will (i) have a liquidation value of $25 per share, (ii) be entitled to cumulative dividends at the rate of (a) 6.59% per annum until the first anniversary of the closing of the Transactions; (b) 6.99% per annum from the first anniversary of the closing of the Transactions until the second anniversary of the closing of the Transactions; and (c) 7.28% per annum thereafter, in each case, payable quarterly in arrears, (iii) participate in any dividend or distribution on the common stock of New Holdco in addition to the preferred dividends set forth in clause (ii), (iv) be convertible into voting common stock of New Holdco at $117.50 per share, and (v) provide for customary anti-dilution protections. In the event New Holdco fails to pay the required dividends on the Series D Convertible Preferred Stock for two consecutive quarterly periods (a “Preferred Stock Breach”), then until such arrearage is paid in cash in full, (A) the dividend rate on the Series D Convertible Preferred Stock will increase to 10.00% per annum until no Preferred Stock Breach exists; (B) no dividends may be declared and paid, and no other distributions or redemptions may be made, on the New Holdco common stock; and (C) the New Holdco board of directors will be increased by two seats and 55% of the holders of the Series D Convertible Preferred Stock will be entitled to fill such newly created seats.

The Series D Convertible Preferred Stock will be entitled to vote alongside the voting common stock of New Holdco on an as-converted basis, subject to the applicable voting limitations set forth in the Investor Rights Agreement described below.

The Certificate of Designation will provide that, so long as any shares of Series D Convertible Preferred Stock are outstanding, New Holdco is prohibited from taking specified actions without the consent of at least 55% of the holders of Series D Convertible Preferred Stock, including (i) modifying the terms, rights, preferences, privileges or voting powers of the Series D Convertible Preferred Stock, (ii) altering the rights, preferences or privileges of any capital stock of New Holdco so as to affect adversely the Series D Convertible Preferred Stock, (iii) issuing any security senior to the Series D Convertible Preferred Stock, or any shares of Series D Convertible Preferred Stock other than pursuant to the Combination Agreement, (iv) entering into any agreement that expressly prohibits or restricts the payment of dividends on the Series D Convertible Preferred Stock or the common stock of New Holdco or the exercise of the Change of Control Put Option (as defined below), or (v) other than the payment of dividends on the Series D Convertible Preferred Stock or payments to purchase any of the Series D Convertible Preferred Stock, transferring New Holdco’s or its subsidiaries’ cash balances or other assets to the Company or to any other subsidiary of the Company, other than by means of a dividend payable by New Holdco pro rata to the holders of the New Holdco common stock.

After June 30, 2026, New Holdco will have the option to purchase all or any portion of the Series D Convertible Preferred Stock, in $25.0 million increments, on a pro rata basis among all holders of the Series D Convertible Preferred Stock (subject to the ability of the holders to provide for an alternative allocation amongst themselves), at a price per share equal to (i) $25.125, plus (ii) all accrued and unpaid dividends (provided any holder of Series D Convertible Preferred Stock shall be entitled to exercise its right to convert its shares of Series D Convertible Preferred Stock into common stock of New Holdco not fewer than five business days before such purchase is scheduled to close).

Investor Rights Agreement

At the closing of the Transactions, Mr. Monty J. Bennett, Mr. Archie Bennett, Jr., MJB Investments (each of the foregoing, a “Remington Holder”), the Alayna Jo Bennett Max 2019 Gift Trust, the Archie Bennett, III 2019 Gift Trust, the Audra Marie Bennett Maxwell 2019 Gift Trust, the Jory Glazener 2019 Gift Trust, the Krista Koleas 2019 Gift Trust, the Matthew Wade Bennett 2019 Gift Trust, the Beverly Rene Bennett Flood 2019 Gift Trust, the Supplemental Needs Trust FBO Lucas Wade Bennett (each such trust a “Trust” and collectively, the “Trusts”), Mr. James L. Cowen, Mr. Jeremy Walter, Mr. Mark A. Sharkey and New Holdco will enter into an investor rights agreement (the “Investor Rights Agreement”) governing the relationship of such parties subsequent to such closing. The Investor Rights Agreement will, upon closing, supersede and replace the Existing IRA in all respects.

For so long as Mr. Monty J. Bennett, Mr. Archie Bennett, Jr., MJB Investments, the General Partner, each Trust and Mr. Mark A. Sharkey (together with each person that succeeds to their respective interests as the result of a transfer permitted under the Investor Rights Agreement, “Covered Investors”) beneficially own no less than 20% of the issued and outstanding shares of common stock of New Holdco (taking into account the Series D Convertible Preferred Stock on an as-converted basis), Mr. Monty J. Bennett, during his lifetime, and 55% of the Covered Investors thereafter, will be entitled to nominate one individual (other than Mr. Archie Bennett, Jr.), and Mr. Archie Bennett, Jr., during his lifetime, and 55% of the Covered Investors thereafter, will be entitled to nominate one individual (other than Mr. Archie Bennett, Jr.) for election as a member of the board of directors of New Holdco (each, a “Seller Nominee”). Initially, Mr. Monty J. Bennett will serve as the Seller Nominee of Mr. Monty J. Bennett, and Mr. W. Michael Murphy will serve as the Seller Nominee of Mr. Archie Bennett, Jr.

In the event of a Preferred Stock Breach (as defined above), the Covered Investors agree that one of the two additional board designation rights arising under the Certificate of Designation shall be vested in Archie Bennett, Jr., during his lifetime, and the other such board designation right shall be vested in Monty J. Bennett, during his lifetime. In furtherance of the foregoing, each Covered Investor agrees that it will vote all of such Covered Investor’s Series D Convertible Preferred Stock, and consent to any action by the holders of the Series D Convertible Preferred Stock without a meeting as permitted under appropriate state law, as may be directed Archie Bennett, Jr., or Monty J. Bennett, respectively, in connection with their designation of the individuals to fill such board seats.

For five years after the closing of the Transactions, each of the Covered Investors are prohibited from transferring common stock of New Holdco or Series D Convertible Preferred Stock to any person that is or would become, together with such person’s affiliates and associates, a beneficial owner of 10% or more of the then outstanding shares of common stock of New Holdco, taking into account the Series D Convertible Preferred Stock on an as converted basis, except (i) to family members and in connection with estate planning, (ii) as a result of any voting agreement between Mr. Monty J. Bennett and Mr. Archie Bennett, Jr., (iii) transfers in which no transferee (or group of affiliated or associated transferees) would purchase or receive 2% or more of the outstanding voting shares of New Holdco, (iv) in connection with any widespread public distribution of shares of common stock of New Holdco or Series D Convertible Preferred Stock registered under the Securities Act of 1933, as amended, or (v) a transfer to any transferee that would beneficially own more than 50% of the outstanding common stock of New Holdco and Series D Convertible Preferred Stock without any transfer from a Covered Investor, unless such transfer restrictions have been waived by the affirmative vote of the majority of the stockholders of New Holdco that are not affiliates or associates of the Covered Investors.

The Investor Rights Agreement provides that Covered Investors agree that on matters submitted to a vote of the holders of voting securities of New Holdco, the Covered Investors will have the right to vote or direct or cause the vote of the shares as to which they hold sole voting power or are held by immediate family members (or a trust for the benefit of such person) (collectively, the “Sole Voting Shares”) as the Covered Investors determine, in their sole discretion, except (i) if, prior to August 8, 2023 only with respect to the voting securities of New Holdco, the combined voting power of the Reference Shares (as defined below) of New Holdco exceeds 40.0% (plus the combined voting power of (A) any common stock of New Holdco purchased by any Covered Investor in an arm’s length transaction after the closing of the Transactions from a person other than New Holdco or a subsidiary of New Holdco, for cash, including through open market purchases, and (B) privately negotiated transactions or any distributions of common stock of New Holdco by either of Ashford Trust or Braemar to its respective stockholders pro rata) of the combined voting power of all of the outstanding voting securities of New Holdco entitled to vote on any given matter, then Reference Shares of New Holdco representing voting power equal to such excess will be deemed to be “Company Cleansed Shares” under the Investor Rights Agreement. The Covered Investors agree that they will vote, or cause to be voted, out of the Covered Investors’ Sole Voting Shares, shares constituting voting power equal to the voting power of the Company Cleansed Shares in the same proportion as the holders of such class or series of voting securities of New Holdco vote their shares with respect to such matters, exclusive of the Reference Shares of New Holdco voted by the Covered Investors. These restrictions may be waived by a majority vote or consent of the independent directors of New Holdco that have no personal interest in the matter to be voted upon. “Reference Shares” means all voting securities of New Holdco that are (without duplication): (i) beneficially owned by any Covered Investor, including any such voting securities as to which any Covered Investor has sole or shared voting power; (ii) beneficially owned by any member of a Group of which any Covered Investor is a member; or (iii) subject to or referenced in any derivative or synthetic interest that (A) conveys any voting right in New Holdco common stock or (B) is required to be, or is capable of being, settled through delivery of New Holdco common stock in either case, that is held or beneficially owned by any Covered Investor or any controlled affiliate or any Covered Investor. The Covered Investors also agree among themselves that the total number of votes attributable to Reference Shares that are not Cleansed Shares will be proportionately allocated among the Covered Investors based on a percentage, the numerator of which is the number of Reference Shares held by such Covered Investor, and the denominator of which is the total number of Reference Shares held by all Covered Investors in the aggregate.

The Holder Group Investors (as defined below) will not, subject to certain exceptions and until the aggregate voting power of the Holder Group Investors is less than 25% of the combined voting power of all of the outstanding voting securities of New Holdco on any given matter, until the fifth anniversary of the closing of the Transactions, (i) take any action, vote such Holder Group Investor’s securities, or into any transaction, including by acting in consent with another person, that would result in New Holdco being treated as a “controlled company” under the applicable rules of the NYSE American nor (ii) take any action, vote such Holder Group Investor’s securities, or into any transaction, including by acting in concert with another person, that results in New Holdco engaging in a Rule 13e-3 Transaction (as defined in the rules and regulations issued by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), provided, that the restriction set forth in this clause (ii) may be waived by the affirmative vote of a majority of the issued and outstanding shares of New Holdco’s voting stock (taking into account the Series D Convertible Preferred Stock on an as-converted basis) that are not beneficially owned by the Holder Group Investors (provided that, for purposes of clause (ii), New Holdco’s voting stock that is owned of record by Ashford Trust or Braemar shall not be deemed to be beneficially owned by the Holder Group Investors so long as the decision to vote such shares on such waiver is solely determined by a majority of the members of the board of directors of the applicable entity who are independent within the meaning of applicable rules of the NYSE American (or any exchange on which the New Holdco’s voting stock is then listed) and do not have a material financial interest in such Rule 13e-3 Transaction (or a duly appointed board committee consisting only of such independent and disinterested board members)).

Each Covered Investor has the option, exercisable with respect to each and every Change of Control (defined below) that may occur following the date of the Investor Rights Agreement, to sell to the Company all or any portion of the Series D Convertible Preferred Stock then owned by such Covered Investor (the “Change of Control Put

Option”) at any time during the ten business day consecutive period following the consummation of a Change of Control. “Change of Control” means, with respect to any Covered Investor, any of the following, in each case that was not voted for or consented to by such Covered Investor solely in its capacity as a stockholder of New Holdco (but not in any other capacity): (i) any person (other than Mr. Monty J. Bennett, Mr. Archie Bennett, Jr., MJB Investments, their controlled affiliates, any trust or other estate in which any of them has a substantial beneficial interest or as to which any of them serves as trustee or in a similar fiduciary capacity, any immediate family member of Mr. Monty J. Bennett or Mr. Archie Bennett, Jr., or any group (as defined in Rule 13d-5(b) under the Exchange Act)) acquires beneficial ownership of securities of New Holdco that, together with the securities of New Holdco previously beneficially owned by the first such person, constitutes more than 50% of the total voting power of New Holdco’s outstanding securities, or (ii) the sale, lease, transfer or other disposition (other than as collateral) of all or a majority of New Holdco’s (taken as a whole) assets or income or revenue generating capacity, other than to any direct or indirect majority-owned and controlled affiliate of New Holdco.

In the event that a Covered Investor exercises the Change of Control Put Option, the price to be paid by New Holdco to such exercising Covered Investor will be an amount, payable in cash, equal to (i) $25.125, plus (ii) all accrued and unpaid dividends, plus (iii) in the event that a Change of Control Put Option is exercised prior to June 30, 2026, an additional amount equal to, initially, 24% of $25 until the first anniversary of the closing of the Transactions, with such percentage reduced by (A) 4% for each year thereafter, inclusive of the year in which the Change of Control Put Option is exercised, until the fourth anniversary of the closing of the Transactions and (B) 3% for each year thereafter until the sixth anniversary of the closing of the Transactions, at which time such percentage shall be 3% until June 30, 2026.

The Investor Rights Agreement also provides that, except for issuances contemplated by the transaction documents entered into under the Combination Agreement, New Holdco will not issue any equity securities, rights to acquire equity securities of New Holdco or debt convertible into equity securities of New Holdco (collectively, the “New Securities”), unless New Holdco gives each Remington Holder, each Trust and each person that succeeds to the interests of a Remington Holder or a Trust and certain permitted transferees (“Holder Group Investors”) notice of its respective intention to issue New Securities and the right of such Holder Group Investor to acquire such Holder Group Investor’s pro rata share of the New Securities.

The Investor Rights Agreement terminates by its terms on the earliest of (i) the written agreement of New Holdco and Covered Investors holding in the aggregate 55% of the total number of shares of Newco common stock (taking into account the Series D Convertible Preferred Stock on an as converted basis) and (ii) the date on which the Covered Investors no longer own any New Holdco common stock or Series D Convertible Preferred Stock; provided certain specified provisions will last for the time periods provided by their terms, and others will last indefinitely.

A Covered Investor will automatically cease to be bound by the Investor Rights Agreement solely in its capacity as a Covered Investor at such time as such Covered Investor no longer owns any common stock of New Holdco or any Series D Convertible Preferred Stock.

Non-Competition Agreement

At the closing of the Transactions, New Holdco and the Bennetts will enter into a non-competition agreement (the “Non-Competition Agreement”). Subject to certain exclusions, the Non-Competition Agreement will provide that for a period of the later of five (5) years following the closing of the Transactions, or three (3) years following the date on which Mr. Monty J. Bennett is no longer the principal executive officer of New Holdco, each of Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. will not, and will cause its controlled affiliates not to, directly or indirectly (i) engage in, or have an interest in a person that engages directly or indirectly in, (a) the hotel management business conducted by Remington and its subsidiaries within the lodging industry, including hotel operations, sales and marketing, revenue management, budget oversight, guest service, asset maintenance (not involving capital expenditures) and related services conducted by Remington and its subsidiaries or (b) the project management business conducted by Premier Project Management LLC, a subsidiary of New Holdco (“Premier”), within the lodging industry, including construction management, interior design, architecture, and the purchasing, expediting, warehousing, freight management, installation and supervision of furniture, fixtures, and equipment, and related services, in each case in clause (a) or (b) anywhere in the United States (excluding certain passive investments and existing relationships); or (ii) intentionally interfere in any material respect with the business relationships between

Remington, Premier and their respective customers, clients or vendors. Notwithstanding the foregoing, each of the Bennetts may, among other things, (A) freely pursue any opportunity to acquire ownership, directly or indirectly, in any interests in real properties in the lodging industry if such opportunity has been presented to the board of each of the New Holdco, Ashford Trust and Braemar and none of the foregoing elect to pursue or participate in such opportunity and (B) with respect to any hotel properties in which the Bennetts, or any of their controlled affiliates, own, directly or indirectly (other than through their ownership interests in Ashford Trust or Braemar), in the aggregate at least a five percent (5%) interest (such hotel properties, “Bennett-Owned Properties”), each Bennett, and any of his controlled affiliates, directly or indirectly: (x) may self-manage the provision of hotel management business services or project management business services to such Bennett-Owned Properties, but may not provide any such services to any other hotels not constituting Bennett-Owned Properties, or (y) may require that the New Holdco provide hotel management business services and project management business services pursuant to the terms of the Hotel Services Agreement.

Transition Cost Sharing Agreement

At the closing of the Transactions, New Holdco and Remington (collectively, the “Service Providers”) and the Bennetts and MJB Investments (collectively, the “Service Recipients”) will enter into a transition cost sharing agreement (the “Transition Cost Sharing Agreement”), pursuant to which the Service Providers will provide to the Service Recipients family office related services, including accounting, tax, legal and general office and administrative support services (collectively, the “Services”) generally in accordance with Remington’s past practice prior to the closing. The Service Recipients will pay to the Service Providers the Service Providers’ actual costs, including salaries, employment taxes and benefits applicable to the employees of the Service Providers providing the Services, based on the percentage of time spent by such employees in providing the Services, relative to the time spent by such employees on matters not related to the Services, plus applicable allocated overhead and other expenses incurred, in each case without mark-up. Subject to certain exceptions, the Services are required to be provided by the Service Providers until the last to occur of: (i) the tenth (10th) anniversary of the date of the Transition Cost Sharing Agreement; (ii) the death of Mr. Archie Bennett, Jr.; and (iii) thirty (30) days following the date on which Mr. Monty J. Bennett is no longer employed by New Holdco as its Chief Executive Officer, or substantially similar executive position, or ceases to serve as a member of the board of directors of New Holdco.

The Combination Agreement is filed as Exhibits 2.1, 2.2 and 2.3. The Form of Merger Agreement is filed herewith as Exhibit G to the Combination Agreement; the Form of Certificate of Designation is filed herewith as Exhibit D to the Combination Agreement; the Form of Investor Rights Agreement is filed herewith as Exhibit A to the Combination Agreement; the Form of Non-Competition Agreement is filed herewith as Exhibit I to the Combination Agreement; and the Form of Transition Cost Sharing Agreement is filed herewith as Exhibit H to the Combination Agreement. The descriptions of the Combination Agreement, the Merger Agreement, the Certificate of Designation, the Investor Rights Agreement, the Non-Competition Agreement and the Transition Cost Sharing Agreement do not purport to describe all of the terms of such agreements and are qualified in their entirety by the full text of such documents, copies of which are filed as exhibits to this Current Report on Form 8-K/A as described above and are incorporated herein by reference.

The foregoing description of the Combination Agreement (including its exhibits) and the other exhibits to this Current Report on Form 8-K/A furnished herewith are intended to provide information regarding the terms of the Combination Agreement, and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. In particular, the Combination Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company or any of its subsidiaries or affiliates. The Combination Agreement contains representations and warranties by the Company, New Holdco and Merger Sub, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Combination Agreement were made solely for the benefit of the parties to the Combination Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Combination Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Combination Agreement and the other agreements described above should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that the Company files or has filed with the SEC. The foregoing summaries are also not intended, and will not be deemed, to modify, amend, alter, waive or interpret any provision of any of the Transaction Documents.

ITEM 3.02 UNREGISTERED SALES OF EQUITY SECURITIES

The disclosure set forth in Item 1.01 is incorporated by reference into this Item 3.02.  The shares of Series D Convertible Preferred Stock issued in connection with the Transactions will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The issuance of the shares of Series D Convertible Preferred Stock will not involve a public offering, general solicitation or advertising and there will not be any underwriter or commissions paid in connection therewith.

Additional Information and Where to Find It

In connection with the transaction, the Company will file with the SEC a registration statement on Form S-4 containing a proxy/prospectus. Additionally, the Company files annual, quarterly and current reports, proxy and information statements and other information with the SEC. INVESTORS AND SECURITY HOLDERS OF ASHFORD ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE TRANSACTION. The proxy/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at the Company’s website, www.ashfordinc.com, under the “Investors” link, or by requesting them in writing or by telephone from the Company at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254, Attn:  Investor Relations or (972) 490-9600.

The Company, Remington and certain of their respective directors and officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from its stockholders that will occur in connection with the transaction. Information concerning the interests of the directors and officers of the Company who may be considered “participants” in the solicitation is or will be set forth in the Company’s Annual Report on Form 10-K filed with the SEC, as amended, and will be set forth in the proxy statement relating to the transaction when the proxy statement becomes available. Information concerning the directors and officers of Remington who may be considered “participants” in the solicitation will be set forth in the Form S-4. Copies of these documents can be obtained, without charge, at the SEC’s website at www.sec.gov, by directing a request to the Company at the address above, or at www.ashfordinc.com.

Safe Harbor for Forward-Looking Statements

Certain statements and assumptions in this document contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction; the failure to satisfy conditions to completion of the transaction, including receipt of regulatory approvals and stockholder approval; changes in the business or operating prospects of Remington; adverse litigation or regulatory developments; our success in implementing our business development plans of integrating the Company and Remington and realizing the expected benefits of the transaction; general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; and the degree and nature of our competition. These and other risk factors are more fully discussed in the Company’s filings with the SEC.

The forward-looking statements included in this document are only made as of the date of this document. Investors should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

Exhibit No.	Description
2.1*

Combination Agreement, dated as of May 31, 2019, between Monty J. Bennett, Archie Bennett, Jr., Remington Holdings, L.P., Remington Holdings GP, LLC, MJB Investments, LP, Ashford Inc., James L. Cowen, Jeremy J. Welter, Ashford Nevada Holding Corp. and Ashford Merger Sub Inc.

2.2*

First Amendment to Combination Agreement, dated as of July 17, 2019, between Monty J. Bennett, Archie Bennett, Jr., Remington Holdings, L.P., Remington Holdings GP, LLC, MJB Investments, LP, Ashford Inc., James L. Cowen, Jeremy J. Welter, Ashford Nevada Holding Corp. and Ashford Merger Sub Inc.

2.3

Second Amendment to Combination Agreement, dated as of August 28, 2019, between Monty J. Bennett, Archie Bennett, Jr., Remington Holdings, L.P., Remington Holdings GP, LLC, MJB Investments, LP, Ashford Inc., James L. Cowen, Jeremy J. Welter, Ashford Nevada Holding Corp. and Ashford Merger Sub Inc.

99.1*	Form of Merger Agreement and Registration Rights Agreement (attached as Exhibit G to the Combination Agreement filed herewith as Exhibit 2.1)
99.2*	Form of Certificate of Designation of the Series D Convertible Preferred Stock of Ashford Nevada Holding Corp. (attached as Exhibit D to the Combination Agreement filed herewith as Exhibit 2.1)
99.3*	Form of Investor Rights Agreement (attached as Exhibit A to the Combination Agreement filed herewith as Exhibit 2.1)
99.4*	Form of Non-Competition Agreement (attached as Exhibit I to the Combination Agreement filed herewith as Exhibit 2.1)
99.5*	Form of Transition Cost Sharing Agreement (attached as Exhibit H to the Combination Agreement filed herewith as Exhibit 2.1)
99.6*	Press Release, dated June 3, 2019
99.7*	Investor Presentation, dated June 2019

*                 Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 30, 2019

ASHFORD INC.

By:	/s/ Robert G. Haiman
	Name:	Robert G. Haiman
	Title:	Executive Vice President, General Counsel & Secretary